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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Amendment No. 2

                                 Schedule 13E-3

                        Rule 13e-3 Transaction Statement

                  (Pursuant to Section 13(e) of the Securities
                  Exchange Act of 1934 and Rule 13e-3 (Section
                             240.13e-3) thereunder)

                          Guaranty National Corporation
                              (Name of the Issuer)

           Orion Capital Corporation and Guaranty National Corporation
                       (Name of Persons Filing Statement)

                     Common Stock, par value $1.00 Per Share
                         (Title of Class of Securities)

                                    401192109
                      (CUSIP Number of Class of Securities)

   Michael P. Maloney, Esq.                             Michael L. Pautler
  Orion Capital Corporation                       Guaranty National Corporation
     9 Farm Springs Road                          9800 South Meridian Boulevard
Farmington, Connecticut 06032                       Englewood, Colorado 80112
        (860) 674-6600                                    (303) 754-8400

                  (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications on Behalf
                         of Person(s) Filing Statement)

                                    Copy to:

      John J. McCann, Esq.                        Hardin Holmes, Esq.
Donovan Leisure Newton & Irvine         Ireland, Stapleton, Pryor & Pascoe, P.C.
      30 Rockefeller Plaza                     1675 Broadway, 26th Floor
    New York, New York 10112                     Denver, Colorado 80202
         (212) 632-3000                              (303) 623-2700
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                                  INTRODUCTION

                  This Amendment No. 2 further amends and supplements the Rule 13E-3 Transaction Statement of Orion Capital Corporation, a Delaware corporation ("Orion") and Guaranty National Corporation, a Colorado corporation, filed by Orion on November 5, 1997, as previously amended and supplemented by Amendment No. 1 dated November 25, 1997 (together, the "Schedule 13E-3").

                  The Schedule 13E-3 relates to the tender offer by Orion to purchase all outstanding shares of common stock, par value $1.00 per share, (including any associated stock purchase rights) (the "Shares") of Guaranty for $36.00 per Share, net to the Seller in cash, upon the terms and subject to the conditions set forth in Orion's Offer to Purchase dated November 5, 1997 (the "Original Offer to Purchase") as supplemented by the Supplement to the Offer to Purchase dated December 1, 1997 which is attached hereto as Exhibit (d)(12) (together referred to as the "Offer to Purchase") and the related Letter of Transmittal which, together with amendments and supplements thereto constitute the "Offer". The Offer is being made pursuant to an Agreement and Plan of Merger dated October 31, 1997 between Orion and Guaranty, which provides for the merger (the "Merger") of a wholly-owned subsidiary of Orion with and into Guaranty. If the Merger is consummated, each Share outstanding immediately prior to the time when the Merger becomes effective, other than Shares as to which dissenter's rights of appraisal shall have been duly asserted and perfected under the Colorado Business Corporation Act and Shares held by Orion, its wholly-owned subsidiaries and Guaranty, will be converted into the right to receive $36.00 in cash per Share, without interest, all as more fully described in the Offer to Purchase referred to herein.

                  This Amendment No. 2 to the Transaction Statement is being filed jointly by Orion and Guaranty. By filing this Schedule 13E-3, neither of the joint signatories concedes that Rule 13e-3 under the Securities Exchange Act of 1934, as amended, is applicable to the Offer or the Merger or the other transactions contemplated by the Agreement and Plan of Merger.


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                  This Statement amends the Schedule 13E-3 by incorporating by reference herein the Supplement dated December 1, 1997 to Orion's Offer to Purchase dated November 5, 1997, attached hereto as Exhibit (d)(12) and the press release dated December 1, 1997 of Orion attached hereto as Exhibit
(d)(13). This Statement also amends Items 9, 16 and 17 of the Schedule 13E-3 by adding the information set forth below. Except as otherwise indicated herein, the Schedule 13E-3 remains unchanged in all respects.

ITEM 9.           Reports, Opinions, Appraisals and Certain Negotiations.

                  (a)-(b). The information set forth in the Supplement to the Offer to Purchase dated December 1, 1997 a copy of which is attached as Exhibit
(d)(12) is incorporated herein by reference.

ITEM 16. Additional Information

         Whether or not specifically referenced in response to Items of this Statement, the information contained in the Supplement to the Offer to Purchase dated December 1, 1997, a copy of which is attached as Exhibit (d)(12) hereto, and in the press release dated December 1, 1997 a copy of which is attached hereto as Exhibit (d)(13) is hereby incorporated herein by reference.

ITEM 17.          Material to be Filed as Exhibits.

                  (d)(12) Supplement to the Offer to Purchase, dated December 1, 1997

                  (d)(13) Form of press release issued on December 1, 1997

                  (g)(6) Amendment No. 1 to the Tender Offer Statement on
                         Schedule 14D-1 of Orion Capital Corporation dated December 1, 1997


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 1997

                              ORION CAPITAL CORPORATION


                              By:      /s/ Michael P. Maloney
                                       -----------------------------------------
                              Name:    Michael P. Maloney
                              Title:   Senior Vice President, General Counsel
                                         and Secretary


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 1997

                                        GUARANTY NATIONAL CORPORATION


                                        By:      /s/ James R. Pouliot
                                                 -------------------------------
                                        Name:    James R. Pouliot
                                        Title:   President


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                                  EXHIBIT INDEX

  Exhibit         Description

(d)(12)           Supplement to the Offer to Purchase, dated December 1, 1997.

(d)(13)           Form of press release issued on December 1, 1997

(g)(6) Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 of Orion Capital Corporation dated December 1, 1997